Barclays Bank PLC (Summary of Changes) – February 21, 2025

- **Added Brian Shea on Schedule A**
- **Removed Diane Schueneman from Schedule A**
- **Removed Mohamed A. El-Erian from Schedule A**
- **Updated the # of principals (Question 18)**
- **Updated the Execution Page**
- **Included all Foreign Financial Regulators on Schedule F (as opposed to providing an attachment)**